January 29, 2010

VIA THE EDGAR SYSTEM

SECURITIES AND EXCHANGE COMMISSION

Attention:  Melissa Duru

100 F Street N.E.

Washington, D.C.  20549-0303

Re:	FortuNet, Inc. (the “Company”) Schedule TO-T; Schedule 13E-3 Filed January 15, 2010 File No. 5-81662

Ladies and Gentlemen:

We express our appreciation for your prompt review of the tender offer materials filed by The Yuri Itkis Gaming Trust of 1993, YI Acquisition Corp. and Yuri Itkis (collectively the “Trust”) on January 15, 2010.  On behalf of the Trust, we are responding to comments on the Schedule TO-T/Schedule 13E-3 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2010.  In conjunction with these responses, the Trust is filing Amendment No. 1 to the Schedule TO-T (the “Amendment”) via the Commission’s EDGAR system.

The Trust’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Schedule 13E-3

General

1.                                      Staff Comment:  You disclose the Trust’s intention for current officers of FortuNet to “continue in their respective positions following completion of the Offer and the Merger,” and that “the Trust does not presently intend to seek to retain any independent directors following the Merger.…”  Please revise your disclosure to clarify which of the Company’s current directors constitute the non-independent directors who will continue in their respective positions following the transactions contemplated.  Further, please provide us with your analysis of whether such persons are affiliates engaged in the going private transaction.  See the Division of Corporation Finance’s Compliance & Disclosure Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Trust Response:

In response to the Staff’s comment, the Amendment clarifies that Yuri Itkis and Boris Itkis will continue to serve as members of the board of directors following the transactions contemplated.  Yuri Itkis is a filing person on the Schedule TO-T.  The Trust respectfully submits that, for the reasons set forth below, Boris Itkis is not an affiliate engaged in the going private transaction and therefore should not be included as a filing person on the Schedule TO-T.

In the Division of Corporation Finance’s Compliance and Disclosure Interpretation (C&DI) 201.05, the Staff noted that it “consistently has taken the position that members of senior management of the issuer that is going private are affiliates of that issuer.” However, the Staff also noted in C&DI 201.05 that the question of whether a particular affiliate of an issuer is engaged in a going private transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction.  C&DI 201.05 provides that an important aspect of the Staff’s analysis of this issue is whether the issuer’s management ultimately would (i) hold a material amount of the surviving corporation’s outstanding equity securities, (ii) occupy seats on the surviving corporation’s board of directors in addition to senior management positions, and (iii) otherwise be in a position to “control” the surviving corporation within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

First, Boris Itkis beneficially owns less than 1% of the outstanding common stock of the Company, and following the consummation of the transactions contemplated, he will own no equity of the surviving entity. Second, although Boris Itkis is a director of the Company and is expected to occupy a seat on the surviving entity’s board of directors, Boris Itkis will not be in a position to control the surviving entity within the meaning of Rule 12b-2 under the Exchange Act.  Additionally, Boris Itkis did not assist, participate or become involved in the Trust’s consideration or execution of the offer, nor was he consulted by the Trust at any time leading up to the offer.

As a result, the Trust believes that Boris Itkis should not be included as a filing person on the Schedule TO-T.

2.                                      Staff Comment:  Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to the prior comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 39 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981).

Trust Response:

The Trust respectfully submits that, as set forth in the Trust Response to Staff Comment 1 above, the Trust believes that no additional person need be included as a filing person on the Schedule TO-T.  Therefore, no revision of the disclosure is required in connection with additional filing persons.

3.                                      Staff Comment:  Please refer to our comment above.  Mr. Itkis is listed as a filing person yet the disclosure document does not include all disclosures that Mr. Itkis is required to provide pursuant to Rule 13e-3.  For example, revise to include a statement as to whether Mr. Itkis believes the Rule 13e-3 transaction is procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion.

Trust Response:

In response to the Staff’s comment, the Amendment includes all disclosures that Mr. Itkis is required to provide pursuant to Rule 13e-3.

Schedule TO

Exhibit 99(a)(1)(i)

Summary

4.                                      Staff Comment:  Please include in the summary the filing persons’ statements as to the fairness of the transaction to unaffiliated shareholders.

Trust Response:

In response to the Staff’s comment, the Amendment includes in the summary to the Offer to Purchase, attached as Exhibit 99(a)(i) (the “Offer to Purchase”), the filing persons’ statements as to the fairness of the transactions to unaffiliated shareholders.

Special Factors, page 7

Background, page 7

5.                                      Staff Comment:  In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the filing persons, the special committee of the Company and any advisors regarding the various options considered by the filing persons with respect to the Company.  For example, revise to disclose:

•                  the advisors with whom Mr. Itkis discussed alternatives available to the Trust and its investment in FortuNet commencing in November 2009 and a summary of any presentations made by such advisors with respect to the current transaction;

•                  the role, if any, that any non-independent director played in the structuring and/or negotiation of the transaction;

•                  a summary of the information provided by Mr. Itkis or any other filing person to the Company’s financial advisor and the topics discussed generally in meetings with the financial advisor (telephonic or otherwise) throughout December 2009;

•                  the “various elements” of Duff & Phelps’s fact gathering and analysis that were discussed on December 29, 2009; and

•                  a summary of all conversations, inclusive of a brief description and explanation of any valuation methodology differences discussed by the Trust’s financial advisor and the Company’s financial advisor in January 2010.

Trust Response:

In response to the Staff’s comment, the Amendment expands the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the filing persons, the special committee of the Company and any advisors regarding the various options considered by the filing persons with respect to the Company.  Additionally, the Trust hereby confirms that, (i) other than the discussions with Union Gaming Analytics, LLC commencing on December 30, 2009, Mr. Ikis and the Trust have not engaged, had discussions with, or received presentations or reports from any financial advisor in connection with the current transaction and (ii) other than Yuri Itkis, no non-independent director played any role in structuring and/or negotiating the current transaction.

6.                                      Staff Comment:  We note that Mr. Itkis considered a possible going private transaction as early as November 2009.  Please revise to provide expanded disclosure regarding the reasons behind each filing person’s choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history.  See Item 1013(c) of Regulation M-A.

Trust Response:

In response to the Staff’s comment, the Amendment includes expanded disclosure regarding the reasons behind each filing person’s choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history.

7.                                      Staff Comment:  Please revise to describe all deliberations engaged in regarding the $2.25 per share price that was determined as the offer price.  Please describe any other alternative per share valuations or range of valuations that were considered, when deliberations regarding the change in the possible offer price from $1.70 to $2.25 first occurred, the reasons for the recommended increase and why other alternative prices were ultimately rejected.

Trust Response:

In response to the Staff’s comment, the Amendment describes (i) all deliberations engaged in regarding the $2.25 per share price that was determined as the offer price; (ii) any other alternative per share valuations or range of valuations that were considered; (iii) when deliberations regarding the change in the possible offer price from $1.70 to $2.25 first occurred; (iv) the reasons for the recommended increase; and (v) why other alternative prices were ultimately rejected.

The Position of the Trust Regarding the Fairness of the Offer and the Merger, page 10

8.                                      Staff Comment:  Revise the heading to clarify that each filing person is presenting its position as to the fairness of the transaction in the disclosure that follows.  Further, please revise throughout the disclosure document to clarify each filing person’s statement as to the fairness of the transaction to unaffiliated shareholders.

Trust Response:

In response to the Staff’s comment, the Amendment clarifies that each filing person is presenting its position as to the fairness of the transaction in the disclosure that follows the heading set forth above.

9.                                      Staff Comment:  Instruction 3 to Item 1013 of Regulation M-A requires an affiliate of the subject company disclose the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.  Please supplement the disclosure to reference the effect on each affiliate’s (including Mr. Itkis) net book value and net earnings.

Trust Response:

In response to the Staff’s comment, the Amendment references the effect on each affiliate’s net book value and net earnings.

10.                               Staff Comment:  In your discussion of the substantive fairness of the transaction and the offer price, please revise to clarify whether a fairness opinion was sought and/or obtained.  Note also our subsequent comment below.

Trust Response:

In response to the Staff’s comment, the Amendment clarifies that a fairness opinion was not sought or obtained by Mr. Itkis or the Trust.

11.                               Staff Comment:  References are made throughout the disclosure to the Trust’s consultations with its financial advisor and the consideration the filing persons gave to valuation methodologies presented by the financial advisor.  We remind you that each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Revise to summarize any and all presentations made by Union Gaming during the filing person’s evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Trust Response:

Except as reported in the Schedule TO-T, Union Gaming did not make any preliminary or final presentation or report, either oral or written, to the Trust.

12.                               Staff Comment:  We note the filing parties considered a “conventional gaming supplier valuation” in their consideration of the fairness of the transaction.  Additionally, we note that certain adjustments were made to such valuation based on, among other things, “a composite average of gaming supplier company earnings multiples….”  Please significantly expand your disclosure in this section to provide a summary explaining the valuation methodology referenced, why the filing persons chose to use this methodology versus any alternative valuation methodology and how customary it is to use this valuation methodology to value comparably situated companies engaging in comparable transactions.

Trust Response:

In response to the Staff’s comment, the Amendment expands the disclosure in the indicated section to provide a summary explaining the valuation methodology referenced, why the filing persons chose to use this methodology versus any alternative valuation methodology and how customary it is to use this valuation methodology to value comparably situated companies engaging in comparable transactions.

13.                               Staff Comment:  Refer to our comment above.  Revise to disclose all material quantitative and/or qualitative data, projections, and/or any other material assumptions that were used to generate any valuation that the advisor and Board considered in its fairness assessment.  Please also refer to our prior Comment 11.

Trust Response:

In response to the Staff’s comment, the Amendment discloses all material quantitative and/or qualitative data, projections, and/or any other material assumptions that were used to generate any valuation that the advisor considered in its fairness assessment.  We have assumed that the reference to the Board in Staff Comment 13 above refers to the Trust.

14.                               Staff Comment:  Revise to disclose in greater detail, the process by which Union Gaming was chosen as financial advisor and whether any other advisors were contacted.  Refer to Item 1016(b)(3) of Regulation M-A.

Trust Response:

In response to the Staff’s comment, the Amendment discloses in greater detail, the process by which Union Gaming was chosen as financial advisor and whether any other advisors were contacted.

Certain Information Concerning FortuNet, page 24

15.                               Staff Comment:  Please revise to include all the information required by Item 1010(c) of Regulation M-A such as the ratio of earnings to fixed charges for the requisite time periods.

Trust Response:

In response to the Staff’s comment, the Amendment includes the ratio of earnings to fixed charges for the requisite time periods.

Conditions to the Offer, page 27

16.                               Staff Comment:  Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

Trust Response:

In response to the Staff’s comment, the Trust hereby supplementally confirms its understanding that (i) when a condition is triggered and the Trust decides to proceed with the offer anyway, this constitutes a waiver of the triggered condition; (ii) depending on the materiality of the waived condition and the number of days remaining in the offer, the Trust may be required to extend the offer and recirculate new disclosure to security holders, and (iii) the Trust may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

*   *   *   *   *   *

Your continued prompt attention to the enclosed is greatly appreciated.  If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact Mike Bonner at (702) 792-3773 or Brian Blaney at (602) 445-8322.

Respectfully,

GREENBERG TRAURIG, LLP

/s/ Michael J. Bonner
Michael J. Bonner

cc:                Mr. Yuri Itkis